NEWS RELEASE 09-37	DECEMBER 9, 2009

DRILLING HIGHLIGHTS LARGE HIGH-GRADE ZONE AT NORTHUMBERLAND GOLD DEPOSIT

Fronteer Development Group Inc. (FRG – TSX/NYSE) announces today that a recently completed drill program designed to test a new target concept at Northumberland in Nevada has highlighted a large high-grade gold zone within 150 metres of surface.

Six reverse-circulation drill holes have confirmed and upgraded a continuous zone of exceptional gold mineralization that is at least 225 metres long, up to 60 metres wide and 30 metres thick. This zone remains open to the northwest and is now thought to be one of multiple parallel high-grade zones that characterize the western half of the deposit area.

The drill results are part of an ongoing comprehensive program that will allow Fronteer to select the most viable, near-term development approach for the project.

Drill highlights from the high-grade zone, using a cut-off of 3.0 grams per tonne gold (0.087 ounces per ton), include:

  12.37 g/t (0.361 oz/ton) over 12.9 metres (40 feet), as part of a broader zone of 9.52 grams per tonne gold (0.278 ounces per ton) over 18.29 metres (60 feet) in FNU30;

  9.92 g/t (0.289 oz/ton) over 7.62 metres (25 feet), as part of a broader zone of 6.56 g/t gold over 21.34 metres (70 feet), in FNU29; and,

  14.65 g/t (0.427 oz/ton) over 1.52 metres (5 feet), as part of a broader zone of 5.67 g/t gold over 19.81 metres (65 feet), in FNU33.

For a cross-section highlighting this continuous high-grade gold zone, click:
http://www.fronteergroup.com/sites/files/fronteer_admin/NorthumberlandCrossSection0937.pdf

Northumberland is an archetypal Carlin-style deposit that has long been recognized as having the potential for a significant component of high-grade mineralization. However, aside from the rich silver veins mined from this deposit in the late 1800s, the majority of exploration to date has focused on the near-surface oxide and mixed oxide/sulfide mineralization. As such, large areas, like the one tested with this drill program are still underrepresented in the deposit.

DRILL HIGHLIGHTS

Hole ID	From (feet)	To (feet)	Interval (feet)	Interval (metres)	Ag (g/t)	Au (g/t)	Au (oz/ton)
FNU028 including	460.00 485.00	510.00 500.00	50.00 15.00	15.24 4.57	26.78 6.12	5.400 7.950	0.157 0.232
FNU029 including	380.00 410.00	450.00 435.00	70.00 25.00	21.34 7.62	23.80 31.08	6.560 9.920	0.191 0.289
FNU030 including	400.00 420.00	460.00 460.00	60.00 40.00	18.29 12.19	19.00 26.46	9.520 12.370	0.278 0.361
FNU031	495.00	525.00	30.00	9.14	8.42	4.980	0.145
FNU032	460.00	470.00	10.00	3.05	9.36	7.070	0.206
FNU033 including	425.00 435.00	490.00 440.00	65.00 5.00	19.81 1.52	20.84 30.40	5.670 14.650	0.165 0.427

Composite intervals in this table are created at 3.0 gram/tonne gold cut offs.
Several values below the 3.0 gram/tonne cutoff are included as part of the mineralized zone.

DEVELOPMENT PROGRAM
Northumberland is owned 100% by Fronteer and is located on private surface. Fronteer believes Northumberland has strong potential for significant annual production and favourable economics under a fast-track permitting regime. A multidisciplinary program is currently underway to advance the project to a production decision, including:

  Resource estimate: Northumberland’s first Multiple Indicator Kriging (“MIK”) resource estimate is planned to be completed by year-end. The MIK study will provide a more detailed understanding of the distribution of the deposit’s higher grade material and will serve as a basis for Fronteer’s ongoing advancement studies, including open-pit and underground mining and various ore processing trade-off studies.

  Metallurgical program: A multiphase metallurgical program designed and managed by Gary Simmons, of GL Simmons Consulting LLC., is progressing as planned. Mr. Simmons' work experience includes metallurgical analyses of numerous mineralized materials and ores that are similar to Northumberland mineralization, including Twin Creeks and Newmont deposits along the Carlin Trend. Dawson Metallurgical Laboratories in Salt Lake City, Utah, is finalizing its report on alkaline pressure oxidation testing and metallurgical characterization of three master composites assembled from PQ core at Northumberland. The report is planned to be completed by January 2010.

  Decline: Permits were filed with the state of Nevada to build a decline to access the deeper extension of the mineral resource in order to conduct an underground exploration drill program to better define the grade and continuity of mineralization, and metallurgical sampling.

  Preliminary Economic Assessment: Findings from the MIK study, mine design, and metallurgical work are expected to provide the necessary data for a PEA planned to be completed afterward.

Northumberland, Sandman and Long Canyon comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade oxide gold starting at- or near-surface, are open-pit mineable and have strong production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, funding the company’s growth with low-risk of dilution. Fronteer recently reported a positive Preliminary Economic Assessment for its Long Canyon project (see Dec. 1, 2009 press release). In the near-term, Fronteer anticipates ongoing discovery and deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of these data. Drill composites were calculated using a cut-off of 3.0 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the insertion of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 51-element geochemical suite by ICP-MS/-AES.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO
Troy Fierro, COO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and

Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.